Exhibit 2.1
Robert F.X. Sillerman
October 14, 2015
The Board of Directors
SFX Entertainment, Inc.
902 Broadway 15th Fl
New York, NY  10010

Dear Sirs and Madams:
I am pleased to submit a proposal to acquire, through one or more acquisition vehicles ("Acquiror"), those shares of SFX Entertainment, Inc. (the "Company") that I do not already own in an all-cash transaction for a price per share of up to $3.25 on the terms set forth below.
Under the proposed transaction, stockholders of the Company would receive at closing up to $2.25 in cash per share and a non-tradeable contingent payment right (CPR) entitling the holder to receive up to an additional $1.00 per share in cash upon a future sale of the Company. Under the terms of the CPR, the holders would receive in the aggregate 10% of the common equity value of the Company based on the price paid in such sale (or if the Company is not sold within five years of closing, 10% of the appraised common equity value of the Company), up to an aggregate of $100 million. The upfront payment will be constituted of $1.75 plus 100% of the payment I will receive applied pro rata to all shareholders, up to $50MM, for the credit and other support I have provided to the Company.
While I may partner with one or more entities or people this offer is not subject to receipt of financing. A confirming letter or letters of the availability of funds will be provided by one or more of my regular banks.
In addition I intend to offer any shareholder who wishes to roll over their equity into the new private company the opportunity to do so, up to a maximum of 75 shareholders.
I am prepared to move expeditiously towards the negotiation and execution of definitive agreements for my proposed acquisition transaction. No further diligence review or analysis is required. The proposed transaction would however be subject to approval of the Special Committee of the Board and holders representing a majority of the shares outstanding, other than shares held directly or indirectly by myself or my affiliates.
Please note that, as required by law, I intend to file an amendment to my Schedule 13D disclosing this proposal.
This letter does not constitute any binding commitment with respect to the matters reflected herein. I reserve the right to withdraw or modify the proposal in any manner. No legal obligation with respect to any transaction shall arise unless and until the execution of mutually acceptable definitive agreements.
If you have any questions regarding the foregoing, please do not hesitate to contact me

Sincerely.

Robert F. X. Sillerman

/s/ Robert F. X. Sillerman